Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (which Sections were adopted as part of the Private Securities Litigation Reform Act of 1995).  Such forward-looking statements and assumptions include, among other things, statements with respect to our financial condition, results of operations, cash flows, business strategies, operating efficiencies, indebtedness, litigation, competitive positions, growth opportunities, plans and objectives of management, and other matters. Such forward-looking statements are based upon management’s current knowledge and assumptions about future events and are subject to numerous assumptions, risks, uncertainties and other factors, many of which are outside of our control, which could cause actual results to differ materially from the anticipated results, prospects, performance or achievements expressed or implied by such statements.  Such risks and uncertainties include, but are not limited to: (a) the cost and cash flow impact of our debt and our ability to obtain further financing; (b) the complexity of the legal and regulatory environments in which we operate, including the effect of claims and litigation; (c) our oversight by the SEC and other regulatory agencies and investigations by those agencies; (d) our credit rating or further reductions of our credit rating; (e) a decline in revenues from or a loss or failure of significant clients; (f) our ability to recover capital investments in connection with our contracts; (g) possible period-to-period fluctuations in our non-recurring revenues and related cash flows; (h) competition and our ability to compete effectively; (i) dissatisfaction with our services by our clients; (j) our dependency to a significant extent on third party providers, such as subcontractors, a relatively small number of primary software vendors, utility providers and network providers; (k) our ability to identify, acquire or integrate other businesses or technologies; (l) our ability to manage our operations and our growth; (m) termination rights, audits and investigations related to our Government contracts; (n) delays in signing and commencing new business; (o) the effect of some provisions in contracts and our ability to control costs; (p) claims associated with our actuarial consulting and benefit plan management services; (q) claims of infringement of third-party intellectual property rights; (r) laws relating to individually identifiable information; (s) potential breaches of our security system; (t) the impact of budget deficits and/or fluctuations in the number of requests for proposals issued by governments; (u) risks regarding our international and domestic operations; (v) fluctuations in foreign currency exchange rates; (w) our ability to attract and retain necessary technical personnel, skilled management and qualified subcontractors; (x) risks associated with loans that we service; (y) the effect of certain provisions of our certificate of incorporation, bylaws and Delaware law and our stock ownership; (z) the price of our Class A common stock; (aa) the risk that we will not realize all of the anticipated benefits from our proposed transaction with Xerox; (bb) the risk that customer retention and revenue expansion goals for the proposed Xerox transaction will not be met and that disruptions from the proposed Xerox transaction will harm relationships with customers, employees and suppliers; (cc) the risk that unexpected costs will be incurred in connection with the proposed Xerox transaction; (dd) the outcome of litigation, including with respect to the proposed Xerox transaction; (ee) antitrust and other regulatory proceedings to which we may be a party in connection with the proposed Xerox transaction; and (ff) the risk that the proposed Xerox transaction will not close or that our or Xerox’s shareholders fail to approve the proposed Xerox transaction.  For more details on factors that may cause actual results to differ materially from such forward-looking statements, please see Item 1A. Risk Factors of our Annual Report on Form 10-K for the fiscal year ended June 30, 2009 and other reports from time to time that we file with or furnish to the SEC. Forward-looking statements contained or referenced in this news release speak only as of the date of this release. We disclaim, and do not undertake any obligation to, update or release any revisions to any forward-looking statement.

Additional Information

 The proposed merger transaction involving ACS and Xerox will be submitted to the respective stockholders of ACS and Xerox for their consideration.  In connection with the proposed merger, Xerox filed with the SEC, and the SEC declared effective on December 23, 2009, a registration statement on Form S-4 that included a joint proxy statement of Xerox and ACS that also constitutes a prospectus of Xerox and each of the companies may be filing with the SEC other documents regarding the proposed transaction.  ACS and Xerox have mailed the joint proxy statement/prospectus to their stockholders.  ACS and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction because it contains important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ACS and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, when available, without charge, from ACS’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

 ACS, Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of ACS and Xerox in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of ACS and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about ACS’s executive officers and directors in its Form 10-K filed with the SEC on August 27, 2009.  You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can obtain free copies of these documents from ACS and Xerox websites using the contact information above.

January 14, 2010

Dear Affiliated Computer Services, Inc. Stockholder:

We recently mailed to you a joint proxy statement/prospectus of Xerox Corporation (“Xerox”) and Affiliated Computer Services, Inc. ("ACS") requesting your support of Xerox’s planned acquisition of ACS at a special meeting of ACS stockholders scheduled for February 5, 2010.

The ACS board of directors and the Strategic Transaction Committee of the ACS board of directors believe that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of ACS and its stockholders.  Accordingly, the ACS board of directors (other than Mr. Deason, who was recused from the meeting), acting upon the unanimous recommendation of the Strategic Transaction Committee, has approved the merger agreement and the transactions contemplated thereby, and unanimously recommends that ACS stockholders vote “FOR” adoption of the merger agreement and the transactions contemplated thereby, including the merger.

There are a variety of factors weighing positively in favor of the merger, including, but not limited to, the following:

•
The strategic and transformative nature of the transaction, which will combine ACS’s and Xerox’s respective businesses to create the leading global enterprises for document and business process management, with pro forma combined revenues of over $22 billion;

•
The value to be received by holders of ACS common stock in the merger, including the fact that, based on the closing price of ACS common stock and Xerox common stock on September 25, 2009 (the last trading day before the announcement of the signing of the merger agreement), the merger consideration to be received by ACS’s Class A stockholders represented a premium of approximately 33.6% over the closing price of ACS Class A common stock on September 25, 2009 and approximately 37.9% over the average closing price of ACS Class A common stock for the 30 trading days ending September 25, 2009; and

•
The fact that the approximately 30% cash / 70% stock split in the merger consideration to be paid to ACS Class A stockholders affords ACS stockholders both the opportunity to participate in the growth and opportunities of the combined company through the stock component and to receive cash for a portion of the value of their shares through the cash component.

Your vote is important.  Please take the time TODAY to ensure that your shares are represented at the Special Meeting of Stockholders.

Stockholders of record can vote in person at the ACS special meeting or by proxy.  There are three ways to vote by proxy:

•
By Telephone – Stockholders of record located in the United States can submit a proxy by calling (800) 690-6903 and following the instructions on the Notice, or if you received a proxy card, by following the instructions on the proxy card;

•
By Internet – Stockholders of record can submit a proxy over the Internet at www.proxyvote.com by following the instructions on the Notice, or if you received a proxy card, by following the instructions on the proxy card; or

•	By Mail – Stockholders of record who received their proxy materials by mail can vote by mail by signing, dating and mailing the enclosed proxy card or voting instruction form

If you need assistance in completing your proxy card or have questions regarding the ACS special meeting, please contact MacKenzie Partners, Inc. at (800) 322-2885 (toll-free) or (212) 929-5500 (collect), or by email at acsproxy@mackenziepartners.com.

We thank you for your continued support of ACS.

Sincerely,

Lynn R. Blodgett
President and CEO

If you have questions or need assistance in voting your shares, please contact:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com